

Mail Stop 3561

March 22, 2007

Mr. Thomas P. Smith
Vice President, Chief Financial Officer and Treasurer
Lydall, Inc.
One Colonial Road
Manchester DE, 06042

> **RE:** **Lydall, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 001-07665**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief